SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 14)

                    Under the Securities Exchange Act of 1934



                        TRUMP ENTERTAINMENT RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89816T 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert M. Pickus
--------------------------------------------------------------------------------
                        Trump Entertainment Resorts, Inc.
                          15 South Pennsylvania Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5866
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                February 13, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box:   [ ]

                                     SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No.  89816T 10 3                                     Page 1 of 7 Pages
-----------------------------                              ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Donald J. Trump
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,744,351
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,407
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                2,744,351
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,745,758
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.28%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No.  89816T 10 3                                     Page 2 of 7 Pages
-----------------------------                              ---------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Ace Entertainment Holdings Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,407
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,407
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

     This Amendment No. 14 to Schedule 13D (this "Amendment") is being filed on behalf of Mr. Donald J. Trump and Ace Entertainment Holdings Inc., a New Jersey corporation wholly owned by Mr. Trump and formerly known as Trump Casinos, Inc. ("Ace", together with Mr. Trump, the "Reporting Persons"), and amends the
Schedule 13D filed by the Reporting Persons and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by Mr. Trump, on June 22, 1995 (the "Initial Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 to the Initial Schedule 13D filed by the Reporting Persons on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002, June 18,
2003, August 12, 2004, January 31, 2005, May 23, 2005 and May 12, 2006,
respectively (the Initial Schedule 13D, together with all such amendments thereto, this "Schedule 13D"). This Amendment relates to the common stock, par value $0.001 per share (referred to herein and in previous amendments to this Schedule 13D as the "New Common Stock"), of Trump Entertainment Resorts, Inc., a Delaware corporation (referred to herein and in previous amendments to this Schedule 13D as the "Restructured Company"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange

Act. Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock, other than those reported herein as being owned by it.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended by deleting the last two paragraphs thereof in their entirety and replacing such paragraphs with the following:

     Pursuant to a letter, dated February 13, 2009, from Mr. Trump to the Restructured Partnership (as defined in Amendment No. 12 to this Schedule 13D) and the Restructured Company, as general partner of the Restructured Partnership (the "Abandonment Letter"), Mr. Trump abandoned any and all of his Partnership Interests (as defined in Amendment No. 12 to this Schedule 13D) and relinquished any and all of his rights, and disavowed any and all of his obligations, under the Amended Partnership Agreement (as defined in Amendment No. 12 to this
Schedule 13D) or otherwise with respect to the Restructured Partnership and the Partnership Interests (the "Abandonment"). As a result of the Abandonment, Mr. Trump no longer beneficially owns 4,821,880 and 4,554,197 shares of New Common Stock issuable upon the exchange of the Class A Partnership Interests and the Class B Partnership Interests (as each such term is defined in Amendment No. 12 to this Schedule 13D), respectively, beneficially owned by Mr. Trump prior to the Abandonment. In addition, because of the Abandonment, Mr. Trump is no longer a limited partner of the Restructured Partnership.

     On February 13, 2009, Mr. Trump resigned from the board of directors of the Restrucuted Company. As a result, Mr. Trump is no longer a director of the Restructured Company.

     The Reporting Persons reserve the right to, and may, engage or otherwise participate in any transaction or other matter resulting from, or relating to, the pending bankruptcy proceedings of the Restructured Company and its affiliates and/or any of the transactions or activities described in clauses
(a)-(j) of Item 4 of the instructions to Schedule 13D in connection with such bankruptcy proceedings. In addition, as previously reported, the Reporting Persons may also, from time to time, effect open market purchases of equity and/or debt securities of the Restructured Company.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting the item in its entirety and replacing it with the following:

     (a), (b). As of the date hereof, the aggregate number and percentage of shares of New Common Stock beneficially owned by each of the Reporting Persons (assuming in the case of Mr. Trump, the exercise of the Ten Year Warrant (as defined in Amendment No. 12 to this Schedule 13D)), including the number of shares of New Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth in the table below.

     According to the Restructured Company's Form 10-Q for the quarterly period ended September 30, 2008, as of November 7, 2008, there were 31,718,376 shares of New Common Stock and 900 shares of New Class B Common Stock (as defined in Amendment No. 12 to this Schedule 13D) (having a voting equivalency of 9,377,484 shares of New Common Stock) of the Restructured Company outstanding.


                         Number of    Number of     Number of    Number of                      Adjusted
                         Shares     Shares with     Shares     Shares with   Aggregate of       Number of         Percent of
                         with Sole     Shared      with Sole     Shared        Shares             Shares           Shares
                         Power to      Power to     Power to     Power to    Beneficially      Outstanding       Beneficially
Reporting Person          Vote          Vote        Dispose      Dispose        Owned              (1)             Owned (1)
----------------          ----          ----        -------      -------        -----              ---             ---------
Donald J. Trump         2,744,351 (2)  1,407 (3)  2,744,351 (2)  1,407 (3)    2,745,758 (2)(3) 33,166,489(4)         8.28%
Ace Entertainment
  Holdings Inc.               0        1,407 (3)         0       1,407 (3)      1,407 (3)      31,719,783(5)            0%

---------------------------


     (1) Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

     (2) Consists of (i) 1,297,645 shares of New Common Stock held directly by Mr. Trump; and (ii) 1,446,706 shares of New Common Stock issuable upon exercise of the Ten Year Warrant.

     (3) Consists of 1,407 shares of New Common Stock issuable upon the exchange of the Class A Partnership Interests held by Ace.

     (4) Consists of all shares of New Common Stock of the Restructured Company issued and outstanding and all shares of New Common Stock reserved for issuance and beneficially owned by the Reporting Persons, including shares issuable upon the exercise of the Ten Year Warrant and the exchange of the Class A Partnership Interests held by Ace.

     (5) Consists of all shares of New Common Stock of the Restructured Company issued and outstanding and all shares of New Common Stock reserved for issuance and beneficially owned by the Reporting Persons (and excludes shares issuable upon the exercise of the Ten Year Warrant).

     (c) Except for the transactions described in Item 4 above and this Item 5, during the last 60 days there were no transactions with respect to the New Common Stock effected by the Reporting Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph to the end thereof:

     As discussed in Item 4, Mr. Trump delivered the Abandonment Letter on February 13, 2009 and effected the Abandonment on such date. As a result of the Abandonment, Mr. Trump no longer beneficially owns 4,821,880 and 4,554,197 shares of New Common Stock issuable upon the exchange of the Class A Partnership Interests and the Class B Partnership Interests, respectively. In addition, as a result of the Abandonment, Mr. Trump is no longer a limited partner of the Restructured Partnership and is no longer subject to the Amended Partnership Agreement. The foregoing summary is qualified in its entirety by reference to the Abandonment Letter, which is incorporated by reference in this Schedule 13D and a copy of which is filed as Exhibit XXIX to the Amendment.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended by adding the following Exhibit:

Exhibit XXIX: Letter, dated February 13, 2009, from Donald J. Trump to Trump Entertainment Resorts, Inc. and Trump Entertainment Resorts Holdings, L.P.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  February 17, 2009                /s/ Donald J. Trump
                                         -----------------------------
                                         Name:  Donald J. Trump


Dated:  February 17, 2009                ACE ENTERTAINMENT HOLDINGS INC.
                                         (formerly known as Trump Casinos, Inc.)


                                         By: /s/ Donald J. Trump
                                             -----------------------------
                                             Name: Donald J. Trump
                                             Title: President